SEC FILE NUMBER 001-04311

CUSIP NUMBER 696429307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Pall Corporation

Full Name of Registrant

Former Name if Applicable

2200 Northern Boulevard

Address of Principal Executive Office (Street and Number)
East Hills, NY 11548

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Pall Corporation (the “Company”) is delayed in preparing and filing its annual report on Form 10-K for the year ended July 31, 2007 (the “2007 Form 10-K”), because it requires additional time to complete the required financial statements and restatement described below. The Company cannot predict when it will complete the restatement, however, it is anticipated to be beyond the permitted extension of the prescribed due date of October 16, 2007.
     On August 2, 2007, the Company disclosed in a Current Report on Form 8-K that the Audit Committee of its Board of Directors, on the recommendation of management, concluded that the Company’s annual and quarterly financial statements for the fiscal years 1999 through 2006 and for each of the fiscal quarters ended October 31, 2006, January 31, 2007 and April 30, 2007 should no longer be relied upon and that a restatement of some or all of those financial statements will be required. This conclusion resulted from the Company’s previously announced understatement of U.S. income tax payments and of its provision for income taxes, as disclosed in a Current Report on Form 8-K on July 19, 2007.
     The understatement relates to the taxation of certain intercompany payable balances that mainly resulted from sales of products by a foreign subsidiary of the Company to a U.S. subsidiary of the Company. Under the Internal Revenue Code, these unpaid balances may have given rise to deemed dividend income to the Company that was not properly taken into account in the Company’s U.S. income tax return and provision for income taxes. The Company has not finally determined the impact on the Company’s provision for income taxes in any period, but it will vary from period to period depending on the size of the intercompany payable balances at the end of the affected fiscal quarters, among other factors. Pending final determination of the impact of such understatement, the Company is unable to complete the restatement referred to above.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Francis Moschella	(516)	484-5400
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the matters discussed in Part III above, the Company is not able to provide a reasonable estimate of anticipated changes in results of operations for the year ended July 31, 2006, as compared to its results of operations for the year ended July 31, 2007. Results for such periods, and all other periods required to be presented in the 2007 Form 10-K, are expected to be affected by the restatement of the Company’s provision for income taxes. Although the impact will vary from period to period for the reasons described above, the Company cannot at this point exclude the possibility that in some periods it may be significant. Such results could also be subject to change to reflect any other necessary corrections or adjustments that are identified prior to the time the Company completes the restatement and finalizes the related financial statements. The Company plans to report select operating highlights for its fourth quarter and fiscal year ended July 31, 2007 on October 4, 2007.

Pall Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 1, 2007	By	/s/ FRANCIS MOSCHELLA

Francis Moschella
Vice President — Corporate Controller Chief Accounting Officer

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